UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____May 2008______

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 26, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Sells Second PNG Asset

Wellington, New Zealand – May 26, 2008 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

In keeping with its strategy to monetise non core assets and focus on its New Zealand projects, Austral Pacific Energy Ltd. (Austral) is pleased to announce the sale of its interests in Petroleum Prospecting Licenses (PPLs) 235 and 261 in Papua New Guinea.

An agreement has been reached to sell APX's interest in the licenses to Foreland Oil Limited a subsidiary company of Rift Oil Limited (Rift) for $US 5 Million. Included in the agreement is Austral’s 35% interest in the Coral Sea drilling rig and a dismissal of any and all claims or litigation between the companies.

The asset sale completes Austral’s phased exit from PNG and affords a valuable cash injection which will be used to further reduce the company debt profile and support drilling activities at Cheal, Kahili and Cardiff.

Commenting on the agreement, Austral CEO and President, Thom Jewell said, "The commercialization of gas resources is a major challenge in the PNG foreland basin. The company made a strategic decision to monetise its gas resources in the ground rather than pursue a significant capital spending program targeting a long term gas market. To accomplish this goal, Austral has been in negotiations with a number of companies and is pleased to be able to complete this transaction with Rift.”

The decision to exit from PNG will allow Austral to continue to focus on its goals in New Zealand to increase production, more fully utilise the world class Cheal production station to reduce lifting costs. The company intends to build shareholder value through expanding the development of the Cheal field and pursuing upside potential of the Greater Cheal trend, Kahili and Cardiff.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.